Exhibit 99.1

Mecox Lane Limited Intends to Change ADS Ratio

SHANGHAI, August 13, 2012 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX) today announced that the Company intends to change the ratio for its American Depositary Shares (the “ADSs”) by increasing the number of ordinary shares of the Company represented by one ADS (the “Ratio Change”). The Company believes that the Ratio Change is in the best interests of its shareholders as it will assist the Company in meeting its continued listing requirements of the NASDAQ Global Market.

The Company received a notice on August 7, 2012 from The NASDAQ Stock Market (“NASDAQ”) stating that for 30 consecutive business days the consolidated closing bid price for the Company’s ADSs, which trade on the NASDAQ Global Market, was below the minimum $1.00 per ADS required by Marketplace Rule 5450(a)(1) for continued listing on the NASDAQ Global Market.

This notification has no effect on the listing of the Company’s ADSs on the NASDAQ Global Market at this time. Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until February 4, 2013, to regain compliance with the minimum bid price requirement. If at any time before this date Mecox Lane’s ADSs have a closing bid price of $1.00 or more for a minimum of 10 consecutive business days, NASDAQ staff will notify the Company that it has regained compliance.

The Company intends to actively monitor the closing bid price of its ADSs between now and February 4, 2013.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

SafeHarbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6600

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com